SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

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BYLAWS OF ELETROBRAS’ FISCAL BOARD

CHAPTER I

OBJECT

Article 1. These Bylaws governs the Fiscal Board’s operation, in keeping with the provisions in Eletrobras’ Articles of Incorporation, applicable rules, and good corporate governance practices.

CHAPTER II

COMPOSITION AND OPERATION

Article 2. Pursuant to the Articles of Incorporation, Eletrobras’ Fiscal Board, in permanent operation under the terms of Article 240 of Law 6404, dated December 15, 1976, shall be made up of Five (05) full members and equivalent number of alternates, elected by the Shareholders’ Meeting, all of them Brazilian residing and domiciled in the country, either shareholders or not, with a term of office of Two (02) years, and the maximum of Two (02) consecutive reinstatements being allowed.

Article 3. Eletrobras shall ensure to Fiscal Directors, under the terms and extent defined by the Board of Directors, that permanent insurance be taken out to protect them from liability for acts or facts for which they may be sued in court or administratively, provided that there is no inconsistency with the interests of the company.

Article 4. It is a necessary condition for taking up the position of Fiscal Director that all requirements under the Company’s Articles of Incorporation and applicable laws are met.

Paragraph 1. Fiscal Directors shall be invested in their positions, regardless of execution of the term of tenure, since their respective election.

Paragraph 2. Once elected, Fiscal Directors will be requested documents for the purpose of registration, as well as the completion of documentation to comply with applicable laws.

Paragraph 3. Upon taking up the position, end of office, leave, and in each accounting year, the Board’s members shall submit income and asset statement, under the terms of Law 8730, dated November 10, 1993.

Paragraph 4. The maximum limit for a Director’s participation in fiscal boards shall not be higher than five, including the Eletrobras’ one, subject to the compensation cap set forth under Paragraph 5.

Paragraph 5. Paid participation of members of federal public administration, either direct or indirect, in more than two (02) collective boards of a state-controlled company, including board of directors, fiscal board, and Audit Committees, is not permitted.

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Article 5. In the first meeting of the Fiscal Board, directors shall elect the Board’s Chairperson who shall enforce the board’s resolutions, including recording them in the Minutes and Fiscal Board’s Opinions.

Sole Paragraph. In the case of vacancy of the Board’s Chairperson position, the remaining board members shall elect the successor.

Article 6. A Director’s compensation for accomplishing term of office shall abide by the provisions under the Articles of Incorporation, applicable laws, and guidelines set at Shareholders’ Meeting.

Sole Paragraph. The Collective Board’s members shall be entitled to daily rates and reimbursement for transport and accommodation expenses whenever residing out of the city in which the meeting is held, and, if they reside in the city, only transport expenses will be reimbursed.

Article 7. In the event of vacancy, resignation, impediment or unjustified absence in two consecutive or three non-consecutive meetings in the last Twelve (12) meetings, a Fiscal Board’s member shall be replaced, until the end of their term, by their respective alternate who shall be entitled to the same compensation.

Paragraph 1. A Fiscal Board’s member who intends to resign is expected to do so formally, by means of a correspondence addressed to the Chairperson of the Fiscal Board, with a copy to the CEO of Eletrobras, stating the date from which they will no longer be a member of the Collective Board.

Paragraph 2. In the case of notice concerning the non-appearance of one of the Fiscal Directors, the alternate director shall be summoned and be entitled to a compensation and reimbursement of expenses, as provided for under Article 6, head provision, and sole paragraph, in the month in which the replacement occurs. In this case, the incumbent Director will not receive the compensation pertaining to the meeting in which their absence is registered.

Article 8. Without prejudice of the applicable legal and regulatory standards, the Fiscal Board’s activities shall be governed by the Brazilian Corporations Act 6404/1976, the Public Corporations Act 13303/2016 and its Regulatory Decree No. 8945/2016, the Articles of Incorporation of Eletrobras, and these Bylaws.

CHAPTER III

ASSIGNMENTS

Article 9. The Fiscal Board’s Chairperson shall:

I - chair and coordinate meetings;

II - request to Eletrobras the appointment of an employee qualified to be secretary, advise, and provide the necessary technical support;

III - guide the works, ensuring orderly discussions, as well as solving the objections raised at meetings;

IV - count votes and state results;

V - forward, to all concerned parties, the Board’s resolutions and recommendations;

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VI - request, with inquiry to the full board, the presence in the meetings of people that, by themselves or the organizations they represent, may clear up the agenda business, accordingly;

VII - represent the Board in all efforts necessary;

VIII - fulfill and ensure fulfillment of the Bylaws and other legal or regulatory provisions relative to the Board’s operation;

IX - coordinate the annual process of evaluation of performance of its members and that of the Fiscal Board as a whole; and

X - sign the official mail of the Board.

Article 10. Each Board’s shall be responsible for:

I - attending the Board’s meetings;

II - examining the businesses they are assigned with, and issuing an opinion about them, accordingly;

III - participating in the discussions and votes, requesting review of business over discussion and before voting, accordingly;

IV - requesting management bodies to administer books, documents or information deemed indispensable to the performance of the Board’s assignments;

V - attending the meetings of the management bodies, under the terms of Item VIII of Article 11 of these Bylaws, or when invited;

VI - reporting to the Fiscal Board’s Chairperson, at least five days before the meeting date, about the impossibility attending the meeting, as previously set, for the purpose of calling an alternate; and

VII - performing other legal assignments inherent to the Fiscal Board’s role.

CHAPTER IV

SCOPE OF OPERATION

Article 11. As the body that supervises the efforts of managers and the budgetary, financial, and asset management of Eletrobras, with no prejudice to the scopes of operation provided in the Articles of Incorporation and applicable laws, under its scope of operation, the Fiscal Board shall:

I - supervise, for any of its members, the acts of the managers and check compliance with their legal and statutory duties;

II - express an opinion about the annual management report, with the board’s opinion including the additional information deemed necessary or useful for the resolution at the Shareholders’ Meeting;

III - express an opinion about the proposals of the management bodies to be submitted to the Shareholders’ Meeting regarding the change of capital, issuance of debentures or subscription bonuses, investment plans or capital budgets, distribution of dividends, transformation, merger, consolidation or spin-off;

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IV - denounce, for any of its members, to the management bodies and, if the latter fail to take the measures necessary for safeguarding the Company’s interests, to the Shareholders’ Meeting, any errors, frauds or crimes it may find, and suggest useful measures to the Company;

V - call the Shareholders’ Meeting if the management bodies delay the call for more than one month, and call the Special Shareholders’ Meeting whenever there are serious or urgent reasons;

VI - review, at least quarterly, or when there is a relevant subject, the balance sheets and other accounting statements prepared by the Company, as well as the independent auditors’ opinions;

VII - review and officially express its opinion about the financial statements for the accounting year;

VIII - attend the meetings of the Board of Directors resolving business about which it should express an opinion (Items II, III and VII of this Article);

IX - attend or be represented, by at least one member, the Shareholders’ Meetings, answering the requests for clarifications made by the shareholders;

X - provide to the shareholder or group of shareholders, which account for at least 5% of the capital, information about its jurisdiction, whenever requested;

XI – review the Annual Internal Audit Activity Report – RAINT and the Annual Internal Audit Plan – PAINT;

XII - request that the Internal Audit body submit the reports prepared about the management acts and facts of Eletrobras, as well as ascertain specific facts;

XIII - follow-up, on a quarterly basis, the performance of the Global Expenditure Program (PDG), especially the limits of investments approved under the law;

XIV - perform the assignments of inspection inherent in the company’s liquidation process, in accordance with the governing provisions;

XV – prepare, amend, and approve its Bylaws;

XVI - carry out other efforts under its responsibilities, which are set in the applicable laws;

XVII - order the hiring of specialized advisory whenever needed to fulfill its obligations;

XVIII – at least once a year, conduct a performance evaluation of its members and of members of the Fiscal Board, in its full assembly, under the terms of the applicable laws; and

XIX - oversee compliance with Eletrobras’ limit of participation in the funding of health care and complementary pension benefits.

XX - prepare an annual work plan, which will include matters connected to the oversight role, of a general nature, and specific to the company. The plan may be amended throughout its term upon the agreement of the majority of its members.

Sole Paragraph. The assignments or powers conferred by the Law to the Fiscal Board may not be granted to another body within Eletrobras.

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CHAPTER V

DUTIES AND RESPONSIBILITIES

Article 12. The Fiscal Board’s members have the same duties as concerns the managers provided in Articles 153 to 156 of Law 6404/76, and are liable for any damage arising out of their duties and actions performed with intent or negligently, or in breach of the Law or Articles of Incorporation.

Paragraph 1. The Fiscal Board’s members shall perform their assignments in the sole interest of the Company. The performance of duties with a view to harming the company, shareholders or managers shall be deemed as an abuse, likewise to arranging, for themselves or third party, an advantage to which they are not entitled, or that may cause loss to the Company, shareholders or managers.

Paragraph 2. A Fiscal Board’s member is not responsible for torts of other members, unless if conniving or aiding in such tort in any way whatsoever.

Paragraph 3. The liability of Fiscal Board’s members to neglect fulfilling their duties is a joint and several liability, but withdrawing members are released from it insomuch as they establish their disagreement in the minutes of the meeting of the relevant body, and report it to the management bodies and Shareholders’ Meeting.

Paragraph 4. The Fiscal Board’s members shall immediately report the changes in their shareholding positions to the Company, which shall provide such information to the Securities Commission and the Stock Exchanges or organized over-the-counter market entities wherein the securities issued by the Company are listed for trading purposes, under the terms and conditions rendered by the Securities Commission.

Article 13. The Fiscal Board’s members of Eletrobras shall:

I - follow up the implementation of additional measures for adjustment necessary for the improvement of performance and productivity of the Company;

II - request from the unit of Internal Audit of Eletrobras data and elements necessary or fitting for supporting the performance of assignments; and

III - take measures or actions that, at their discretion, and pursuant to the limits of their jurisdiction, mean support for the concerned controlling bodies.

Article 14. The businesses of confidential nature which are addressed by the Collective Board shall be kept in confidentiality by the Directors and other meeting attendees, pursuant to the provisions under Paragraph 5 of Article 157 of Law 6404/76 and under the Guide for Disclosure and Use of Relevant Information and Policy of Negotiation of Securities Issued by Eletrobras (“Manual de Divulgação e Uso de Informações Relevantes e Política de Negociação de Valores Mobiliários de Emissão da Eletrobras”).

Article 15. The Fiscal Board’s members shall report to the Company any candidacies to an elected position in the Executive and Legislative Branches.

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CHAPTER VI

MEETINGS

Article 16. The Fiscal Board shall monthly meet for regular meetings, or on a special basis whenever called by the Collective Board’s Chairperson.

Paragraph 1. The call of the Directors for regular meetings shall be made in writing at a minimum advance of five days from the holding date.

Paragraph 2. Upon summoning Directors shall receive the meeting agenda and a copy of the minutes of the prior meeting.

Paragraph 3. In urgent cases, recognized by the full assembly, documents not previously included in the agenda may be subject to discussion and voting.

Article 17. A Fiscal Director’s participation may occur remotely, by means of teleconference or videoconference, and a Director who express an opinion in the said means of communication will be considered attending the meeting, and thus casting a valid vote, providing that the actual attendance and the authenticity of their vote are ensured.

Article 18. The resolutions of the Fiscal Board shall be approved by majority votes, and if there is tie, the Chairperson shall be entitled to a casting vote, in addition to their personal vote.

Paragraph 1. The resolutions and pronouncements of the Fiscal Board shall be recorded in the Minutes and Opinions of the Fiscal Board.

Paragraph 2. The minutes of Board’s meetings shall be disclosed at the request of any of its members, except when the Fiscal Board understands that such disclosure could jeopardize the Company’s legitimate interests.

Article 19. In the event of absence of the Chairperson, the other Directors shall choose the one that shall coordinate the meeting.

Article 20. The development of works in the meetings shall have following the sequence below:

I - check of the existence of quorum pursuant to the Articles of Incorporation;

II – drafting of minutes to record any non-existence of quorum;

III - reading, voting, and signature of the minutes of the previous meeting, accordingly;

IV - communications of the Chairperson and Directors;

V - discussion and voting of the agenda businesses; and

VI - other subjects of general interest.

Article 21. In the discussion of reports and opinions, the Chairperson shall give floor for the Directors who request it, and the latter ones, during the discussion, may make oral or written demands as concerns measures necessary for evidencing the subject under discussion.

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Article 22. A Director who considers themselves not to be sufficiently acquainted with the matter under discussion may request review of the document addressed, or else to postpone the discussion, provided that this happens before voting starts.

Paragraph 1. The term for review shall be until the next meeting.

Paragraph 2. When there is an urgent matter, the Chairperson may order that a new meeting be held in up to three days.

Article 23. For each meeting of the Fiscal Board, there shall be recording of minutes stating the number of order, date, and venue, attending Directors, reasons for absences, reports of works, resolutions made, and provision for measures.

Article 24. The Fiscal Board shall meet from time to time with the Board of Directors, the Executive Board, and the Audit and Risk Committee.

CHAPTER VII

SECRETARIAT AND ASSISTANCE TO THE BOARD

Article 25. The Management of Eletrobras shall arrange for the Fiscal Board a team of persons to provide the necessary administrative and technical support to the collective body, and meetings shall have as secretary a qualified person appointed by the General Secretariat.

Article 26. Such team shall serve as secretaries in meetings, and shall:

I - organize and submit, under the guidance of the Chairperson, the agenda of the subjects to be addressed at each session, assembling the required documents;

II - distribute agenda and documentation, read the documents of the company, and take notes of discussions and resolutions for recording in the minutes;

III - draft the minutes of the meetings, which shall be recorded in the appropriate book, and distribute copies of them to the Directors upon approval;

IV - issue and receive documentation that concerns the Board;

V - prepare the documents of the company to be signed by the Chairperson and other Board’s members;

VI - previously prepare the draft of the official acts resulting from the decisions of the Fiscal Board, subject to approval;

VII - take the measures of administrative support to the Board, as necessary for the fulfillment of the provisions of these Bylaws and applicable laws;

VIII - arrange the written call of the Board’s members for the meetings, as advised by the Chairperson of the Fiscal Board;

IX - request tickets and daily rates required for the transportation of Directors for working purposes; and

X - arrange the registration of the minutes of the Board’s meeting in the Registry of Commerce, accordingly.

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CHAPTER VIII

GENERAL

Article 27. The Board shall settle any question that may be raised about these Bylaws, as well as make the changes deemed necessary.

Sole Paragraph. The cases neglected shall be settled by the Full Board.

________________________________________________________________________________

Approved at the 488th meeting of the Fiscal Board of Eletrobras, on December 19, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.